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Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges and
Preferred Dividends and Ratio of Earnings to Fixed Charges

		Year Ended
in thousands	Nine months Ended September 30, 2016	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2012	December 31, 2011
Fixed charges:
Interest expense	14,146	18,973	20,075	13,111	6,013	6,698
Capitalized interest	—	—	—	—	—	—
Portion of rental expense which represents interest factor	3,366	4,605	5,038	4,836	4,800	5,567

Total Fixed charges before preferred stock dividends pre-tax requirements	17,512	23,578	25,113	17,947	10,813	12,264

Preferred stock dividends pre-tax income requirements	—	—	—	6,013	1,865	1,910

Total Combined fixed charges and preferred stock dividends	17,512	23,578	25,113	23,960	12,677	14,174

Earnings available for fixed charges:
Pre-tax income (loss)	(52,520)	(21,110)	(106,937)	(220,797)	86,683	34,702
Distributed equity income of affiliated companies	—	—	49,485	42,320	(297)	22,862
Add: Fixed charges	17,512	23,578	25,113	17,947	10,813	12,264
Less: Capitalized interest	—	—	—	—	—	—

Total Earnings available for fixed charges	(35,008)	2,468	(32,338)	(160,529)	97,199	69,828

Ratio of earnings to fixed charges and preferred dividends	—	—	—	—	7.67	4.93
Ratio of earnings to fixed charges	—	—	—	—	8.99	5.69
Deficiency of earnings available to cover combined fixed charges and preferred stock dividends	(52,520)	(21,110)	(57,451)	(184,489)	—	—
Deficiency of earnings available to cover fixed charges	(52,520)	(21,110)	(57,451)	(178,477)	—	—

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  Exhibit 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends and Ratio of Earnings to Fixed Charges